Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-3 on Form S-1 No. 333-168555) and related Prospectus of CareFusion Corporation pertaining to the CareFusion Corporation 2009 Long-Term Incentive Plan for the registration of 1,470,596 shares of its common stock and to the incorporation by reference therein of our reports dated January 31, 2013, with respect to the consolidated and combined financial statements and schedule of CareFusion Corporation and the effectiveness of the internal control over financial reporting of CareFusion Corporation included in its Annual Report (Form 10-K) for the year ended June 30, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

April 4, 2013